Exhibit 99.1

Draganfly Announces Third Quarter Results

Vancouver, BC. November 10, 2026 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce its third quarter financial results.

Key Financial and Operational Highlights for Q3 2026:

●	Revenue for the third quarter of 2026 was $2,048,425, which represents a 5.0% year over year decrease primarily attributed to services revenues. Product sales of $1,612,329 were almost flat compared to the same period last year.

●	Gross profit for Q3 2026 was $128,957, down 69.4% from $420,947 for the same period last year. Gross margin percentage for Q3 2026 was 6.3% compared to 19.5% in Q3 2025. Gross profit would have been $495,566 and gross margin would have been 24.2%, not including a one-time non-cash write down of inventory of $366,609 in Q3 2026. Gross profit would have been $464,284 and gross margin would have been 21.5%, not including a one-time non-cash write down of inventory of $43,337 in Q3 2025. After excluding the one-time non-cash write-downs, the increase in gross profit and gross margin year over year is due to the sales mix of the products and services sold.

●	The comprehensive loss for the period of $13,032,744 includes non-cash changes comprised of a negative change in fair value derivative of $56,707 and a write down of inventory of $366,609 and would otherwise be a comprehensive loss of $12,609,428 compared to an adjusted comprehensive loss of $3,579,510 for the same period last year. The primary contributors to the year-over-year increase are increased office and miscellaneous, share-based payments, travel, and employee and management costs.

●	Cash balance as at September 30, 2026, of $128,605,465 compared to $90,156,821 as at December 31, 2025.

Business and Strategic Update

During the third quarter, Draganfly continued to prioritize larger-scale defence and government opportunities, responding to and participating in over a dozen of requests for proposals and down selection processes. In addition, Draganfly has had to mindfully manage production volumes in preparation for expected production requirements under its existing contracts. As a result, the Company is increasingly focusing its resources on these extensive programs to secure these sizeable contracts.

During this period, the Company achieved significant operational milestones, including its selection by the Government of Canada to supply up to 5,000 tactical ISR unmanned aerial systems to the Canadian Armed Forces, and qualification across all five capability streams of Canada’s Defence Drone Initiative Marketplace, and the advancement of its U.S. Heavy Lift operations through an FAA exemption.

These developments reflect the Company’s progress in expanding its position within the defence and government sectors. Draganfly remains focused on fulfilling existing contractual commitments, advancing larger procurement opportunities and translating these efforts into sustainable revenue growth over time.

Management Commentary

“We are at an important stage in Draganfly’s evolution as we position the Company to compete for larger, more complex defence and government programs. This has required us to make deliberate decisions about where we direct our resources, prioritizing opportunities with the potential to create greater long-term value over certain shorter-term revenue opportunities,” said Cameron Chell, Chief Executive Officer of Draganfly.

“While these programs involve longer procurement cycles and do not always translate into immediate revenue, we are beginning to see meaningful progress from this approach. Our selection by the Canadian Armed Forces, along with our expanding presence in the U.S. defence market, reflects the capabilities, relationships and market position we have been building. Our priority is now to execute on these opportunities, deliver for our customers and translate that progress into sustainable growth.”

Operational and Corporate Highlights

●	Draganfly announced its selection by the Small & Rural Law Enforcement Executives Association (SRLEEA) to support a drone implementation and readiness program for small, rural and tribal law enforcement agencies across the United States. The initiative expands Draganfly’s presence in the public safety sector and supports the adoption of unmanned aerial systems by law enforcement agencies.

●	Draganfly announced the appointment of Brigadier General AJ Pasagian USMC (Ret.) as President of Draganfly Defense USA. The appointment strengthens the Company’s U.S. defence leadership and supports its expanding engagement with U.S. military, government and defence customers.

●	Draganfly announced that it had received a Section 44807 exemption from the Federal Aviation Administration (FAA), authorizing specified commercial operations of its Heavy Lift drone platform above the standard 55-pound weight threshold in U.S. airspace. The exemption represents a regulatory milestone supporting expanded deployment opportunities for the Company’s Heavy Lift technology.

●	Draganfly announced its qualification across all five capability streams of Canada’s Defence Drone Initiative Marketplace, positioning the Company to compete for future Canadian defence procurement opportunities. The qualification reflects Draganfly’s broad unmanned systems capabilities and its continued engagement with the Canadian defence sector.

●	Draganfly announced the appointment of Colonel Kevin Leblond (Ret.) as Vice-President, Canadian Defence and Security. With extensive experience in the Royal Canadian Air Force, NATO, NORAD and defence procurement, his appointment strengthens Draganfly’s Canadian defence leadership and supports the Company’s engagement with government and military customers.

●	Draganfly announced strategic investments totalling US$10 million, consisting of US$5 million from Unusual Machines and US$5 million from a leading U.S. investment fund. The investments support the Company’s financial position and its continued execution of growth initiatives across the defence, public safety and commercial markets.

Draganfly will hold a shareholder update, and earnings call on November 10, 2026, at 3:30 p.m. PCT / 5:30 p.m. EST.

Registration for the call can be done Here

Selected financial information is outlined below and should be read with Draganfly’s consolidated financial statements for the quarter ended September 30, 2026, and associated management discussion and analysis, which will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca and filed on EDGAR at www.sec.gov.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Total revenues	$2,048,425	$2,155,993	$7,025,015	$5,818,963
Gross margin (as a % of revenues) (1)	6.3%	19.5%	14.4%	21.2%
Net loss	(12,831,393)	(5,169,797)	(30,493,093)	(13,356,783)
Net loss per share ($)
- Basic	(0.35)	(0.25)	(0.86)	(1.17)
- Diluted	(0.35)	(0.25)	(0.86)	(1.17)
Comprehensive loss	(13,032,744)	(5,425,004)	(30,575,692)	(13,608,350)
Comprehensive loss per share ($)
- Basic	(0.35)	(0.26)	(0.87)	(1.20)
- Diluted	(0.35)	(0.26)	(0.87)	(1.20)
Change in cash and cash equivalents including effect of exchange rates	$(3,302,732)	47,310,289	$38,448,644	$63,628,939

(1)	Gross profit (as a % of revenues) would have been 24.2% and 21.5% not including a non-cash write-down of inventory of $366,609 and $43,337 respectively for the three-month period ending September 30, 2026 and 2025. Gross profit (as a % of revenues) would have been 21.7% and 21.5% not including a non-cash write-down of inventory of $516,112 and of $15,091 respectively for the nine-month period ending September 30, 2026 and 2025.

As at	September 30, 2026	December 31, 2025
Total assets	$158,499,277	$101,387,873
Working capital	144,232,724	95,242,327
Total non-current liabilities	1,378,977	174,763
Shareholders’ equity(1)	$150,459,326	$96,596,795
Number of shares outstanding	39,142,756	29,344,775

(1)	Shareholders’ equity and working capital as at September 30, 2026, includes a fair value of derivative liability of $376,515 (2025 — $492,470) and would otherwise be $150,835,841 (2025 — $97,089,265) and $144,609,239 (2025 — $95,734,797), respectively.

	2026 Q3	2026 Q2	2025 Q3
Revenue	$2,048,425	$2,664,237	$2,155,993
Cost of sales(2)	$(1,919,468)	$(2,131,088)	$(1,735,046)
Gross profit(3)	$128,957	$533,149	$420,947
Gross margin – percentage	6.3%	20.0%	19.5%
Operating expenses	$(13,583,099)	$(16,116,460)	$(5,346,776)
Operating (loss) income	$(13,454,142)	$(15,583,311)	$(4,925,829)
Operating loss per share — basic	$(0.36)	$(0.42)	$(0.24)
Operating loss per share — diluted	$(0.36)	$(0.42)	$(0.24)
Other income (expense)	$622,749	$3,550,477	$(243,968)
Change in fair value of derivative liability (1)	$(56,707)	$(8,931)	$1,837,618
Other comprehensive income (loss)	$(201,351)	$201,170	$(255,207)
Comprehensive loss	$(13,032,744)	$(11,831,664)	$(5,425,004)
Comprehensive income (loss) per share — basic	$(0.35)	$(0.32)	$(0.26)
Comprehensive income (loss) per share — diluted	$(0.35)	$(0.32)	$(0.26)

(1)	Included in other income (expense)
(2)	Cost of sales includes a non-cash inventory write-down in Q3 2026 of $366,609 and in Q2 2026 of $43,662 and would have been $1,552,859 in Q3 2026 and $2,087,426 in Q2 2026 before these write-downs.
(3)	Gross profit would have been $495,566 in Q3 2026 and $576,811 in Q2 2026 without the write-downs in note 2 above.
(4)	Cost of sales includes non-cash inventory write-down of $43,337 in Q3 2025 and would have been and $1,691,709 in Q3 2025 before this write-down.
(5)	Gross profit would have been $464,284 in Q3 2025 without the write-down in note 4 above.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a Canadian-headquartered developer of advanced drone solutions, unmanned systems and software serving customers across North America and globally. With more than 27 years of experience in unmanned systems, Draganfly develops and delivers technologies spanning aerial platforms, autonomy, sensing, payload integration and mission-specific solutions for defence, public safety and commercial applications.

The Company combines engineering, manufacturing, software and systems-integration capabilities to support customers operating in complex and mission-critical environments. Draganfly is driven by a mission to provide innovative, reliable solutions that save time, money and lives.

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Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Note Regarding Non-GAAP Measures

In this press release we describe certain income and expense items that are unusual or non-recurring. There are terms not defined by International Financial Reporting Standards (“IFRS”). Our usage of these terms may vary from the usage adopted by other companies. Specifically, gross profit and gross margin are undefined terms by IFRS that may be referenced herein. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

Throughout this release, reference is made to “gross profit”, and “gross margin,” which are non-IFRS measures. Management believes that gross profit, defined as revenue less operating expenses, is a useful supplemental measure of operations. Gross profit helps provide an understanding on the level of costs needed to create revenue. Gross margin illustrates the gross profit as a percentage of revenue. Readers are cautioned that these non-IFRS measures may not be comparable to similar measures used by other companies. Readers are also cautioned not to view these non-IFRS financial measures as an alternative to financial measures calculated in accordance with IFRS. For more information with respect to financial measures which have not been defined by IFRS, including reconciliations to the closest comparable IFRS measure, see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s most recent MD&A which is available on SEDAR+.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements in this news release include, but are not limited to: statements in respect of Draganfly’s defence and government strategy and its ability to translate it into sustainable revenue growth; the Company’s participation in requests for proposals and down-selection processes and the outcome thereof; the timing of procurement processes and their impact on quarterly revenue; expected production requirements and the Company’s management of production volume; the supply of systems to the Canadian Armed Forces, including the potential exercise of contract options; future Canadian defence procurement opportunities; Heavy Lift deployment opportunities under the Company’s FAA exemption; the expected benefits of the Company’s recent appointments, program selection and strategic investments; and the Company’s partnerships, capabilities, expertise and financial condition. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to:  the successful integration of technology; the timing and outcome of government and defence procurement processes; the risk that government customers do not exercise contract options or reduce, delay or cancel orders; the receipt and maintenance of regulatory approvals and exemptions; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR+ website at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.